FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ William Weili Dai
Name:	William Weili Dai
Title:	Chief Financial Officer

Date: March 16, 2009

Exhibit 99.1
China Nepstar Chain Drugstore Reports Fourth Quarter and Fiscal
Year 2008 Financial Results
Continued Focus on Operating Efficiencies and Cost Controls Improves Results
SHENZHEN, China — March 16, 2009 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“China Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced its financial results for the quarter and fiscal year ended December 31, 2008.
Financial Highlights
For the fourth quarter ended December 31, 2008:
•	Revenue increased by 25.2% to RMB656 million (US$96 million) from RMB524 million for the same period in 2007

•	Same store sales (for stores opened before December 31, 2006) grew 0.9%

•	Net income was RMB46 million (US$7 million)

•	Net cash flow from operations was RMB46 million (US$7 million)
For the fiscal year ended December 31, 2008:
•	Revenue increased by 22.6% from RMB1,955 million in 2007 to RMB2,397 million (US$351 million)

•	Gross margin rose to 47.5% compared with 44.1% in 2007

•	Net income increased by 30.4% from RMB148 million in 2007 to RMB193 million (US$28 million)

•	Total cash and cash equivalents and held-to-maturity investment securities were RMB2.4 billion (US$357 million) as of December 31, 2008
“We are encouraged by the results of our efforts to improve same store sales, control costs and capitalize on operating efficiencies,” commented Mr. Ian Wade, Co-Chief Executive Officer of Nepstar. “Our efforts to increase store productivity by introducing more non-pharmaceutical health products and competitive promotional programs have increased our customers’ average purchase value per store visit. In the fourth quarter, we brought down operating expenses from the high level of the third quarter through strict cost control measures. We will continue to negotiate rent reductions with landlords and streamline our floor staff and pharmacy management to further control our operating expenses. We believe that strong cost cutting measures will enable Nepstar to extend its strength in the marketplace as we strive to protect profitability in the current challenging economic climate.”
Fourth Quarter Results
Revenue for fourth quarter 2008 increased by 25.2% to RMB656 million (US$96 million) from RMB524 million for the same period in 2007.
Same store sales (for stores opened before December 31, 2006) for fourth quarter increased by 0.9% from the same period last year. Same store sales were calculated based on the 1,379 stores opened as of December 31, 2006.
Fourth quarter revenue contribution from prescription drugs was 19.7%, over-the-counter (“OTC”) drugs was 38.3%, nutritional supplements was 20.4%, traditional Chinese herbal products was 3.4% and other products was 18.2%.
Nepstar’s portfolio of private label products included 1,455 products as of December 31, 2008. Sales of private label products represented approximately 26.0% of revenue and 39.6% of gross profit of Nepstar for the fourth quarter 2008.
Gross profit increased by 17.7% to RMB299 million (US$ 44 million) from RMB254 million for the same period in 2007. Gross margin was 45.6% compared to 48.5% for the same period in 2007. The decrease in gross margin was largely due to aggressive discount promotion campaigns in December in anticipation for Chinese New Year in January 2009.
Sales, marketing and other operating expenses as a percentage of revenue for the fourth quarter 2008 increased to 36.2% from 32.3% for the same period in 2007, but decreased from 41.1% for the third quarter of 2008. The increase compared to the fourth quarter of 2007 was primarily due to an increase in the proportion of newly opened stores in the Company’s store base. As of December 31, 2008, Nepstar had a total of 1,330 stores that had been in operation for less than two years, accounting for 49.1% of the Company’s store base. Compared to stores that have been in operation for two or more years, stores that have been in operation for fewer than two years generally generate lower revenue, but incur similar or higher rental and labor costs. The improvement in expense ratio was mainly due to effective cost cutting measures, particularly head-count reduction and renegotiation of rent, implemented by the Company since September 2008.
General and administrative expenses as a percentage of revenue for the fourth quarter 2008 decreased to 3.6% from 4.5% for the same period in 2007 and 4.4% for the third quarter of 2008. The decrease was also primarily due to effective cost cutting measures throughout the Company.
Operating income for fourth quarter 2008 was RMB38 million (US$ 6 million) compared to RMB61 million for the same period in 2007, but increased from RMB19 million for the third quarter of 2008.
The Company’s effective tax rate was 27.6% for fourth quarter 2008, compared to the effective tax rate of 15.7% for the same period in 2007. The increase in effective tax rate was primarily due to (i) higher tax rates that certain of the Company’s subsidiaries are subject to under the new PRC corporate income tax law, (ii) the recognition of withholding taxes related to profit distribution from the Company’s PRC subsidiaries to the Cayman Islands holding company, and (iii) an increase in the deferred tax asset valuation allowance for tax loss carry forwards, the benefits of which the Company currently does not expect to be realizable.
Net income in the fourth quarter 2008 was RMB46 million (US$7 million), or RMB0.44 (US$0.06) basic earnings per American depositary share (“ADS”), and RMB0.43 (US$0.06) diluted earnings per ADS. This compares to net income of RMB59 million, or RMB0.58 basic and diluted earnings per ADS for the same period in 2007. The total number of outstanding ordinary shares for the Company as of December 31, 2008 was 208 million. The weighted average number of ADSs for the fourth quarter of 2008 was 109 million. One ADS represents two ordinary shares.
Fiscal Year 2008 Financial Results
Total revenues for fiscal 2008 increased by 22.6% to RMB2,397 million (US$351 million) compared to RMB1,955 million for fiscal 2007.
Same store sales (for stores opened before December 31, 2006) for fiscal 2008 decreased by 0.8% compared to 2007. Same store sales for the first half of the year were affected by severe weather conditions including heavy snowstorms in the first quarter, and an earthquake and severe rainstorm in the second quarter. The Company implemented a series measures to improve same store sales in the second half of the year and achieved modest increases.
Fiscal 2008 revenue contribution from prescription drugs was 21.5%, over-the-counter drugs was 36.1%, nutritional supplements was 20.2%, herbal products was 3.1%, and other products was 19.1%.
In 2008, private label products accounted for 24.4% of total revenue and 37.0% of gross profit, respectively. This compares to 18.7% of revenue contribution and 30.7% gross profit contribution by private label products in 2007.
In 2008, gross profit grew by 27.5% to RMB1.1 billion (US$167 million) from RMB863 million for fiscal year 2007, primarily due to the store network expansion and implementation of the Company’s centralized procurement and private-label strategies. In 2008, gross margin was 47.5% compared to 44.1% in 2007.
Total operating expenses accounted for 41.6% of total revenue in 2008 as compared to a 34.9% of total revenue in 2007. The increase was largely due to aggressive network expansion and higher inflation in the first two quarters of 2008. As a result, income from operations was RMB141 million (US$ 21 million) compared to RMB181 million for fiscal year 2007. The decrease was primarily due to the same store sales decline for the first half of 2008 and the substantial increase in operating expenses.
In 2008, net income increased by 30.4% to RMB193 million (US$28 million) compared to RMB148 million for fiscal 2007. The Company reported RMB1.80 (US$0.27) basic earnings per American depositary share (“ADS”), and RMB1.76 (US$0.26) diluted earnings per ADS for fiscal year 2008. This compares to RMB1.60 basic and diluted earnings per ADS for fiscal year 2007.
As of December 31, 2008, the Company’s total cash and cash equivalents were RMB1,398 million (US$ 205 million), held-to-maturity investment securities were RMB1,041 million (US$ 153 million) and total shareholders’ equity was RMB2,959 million (US$ 434 million).

Fourth Quarter Operating Highlights
In fourth quarter 2008, Nepstar opened 87 new stores organically, and closed 45 stores. As of December 31, 2008, Nepstar had a total of 2,709 stores in operation. Earlier in 2008, Nepstar stated its intention to improve the overall quality of store sales performance by closing poorly performing stores, being more selective in acquiring new stores and slowing the pace of new store openings; which generally incur high initial costs, but generate lower revenues during their first two years of operations.
Recent Acquisition
In September, Nepstar entered into a definitive acquisition agreement with Chengdu Ruihua Medical Ltd (“Ruihua”) to acquire its 16 drugstore outlets in Chengdu city with a consideration of RMB7.5 million. With the completion of this acquisition in October, Nepstar’s total store-count in Chengdu increased to 76. Following integration, these 16 Ruihua stores produced daily average sales of over RMB3,500 per store in the fourth quarter.
Partnership
In November 2008, Nepstar entered into a definitive agreement with China Merchants Bank and Lakala Beijing Billing Service Co., Ltd. (“Lakala”) to install the Xinfu Tong electronic payment terminals in all of Nepstar stores. By the end of 2008, Xinfu Tong terminals were installed in over 700 Nepstar stores. The installation of Xinfu Tong terminals was intended to increase foot traffic in the stores, as Xinfu Tong terminals enable consumers to make payments on their credit card bills, utility bills and mobile phone bills.
Systems
As of December 31, 2008, the Company has completed Phase I implementation of SAP’s enterprise resource planning (“ERP”) system. SAP Phase I integrated company-wide accounting and operating systems and is expected to help improve inventory management and enhance data analysis capabilities.
Recent Developments
New management
In January 2009, Nepstar announced the appointment of Mr. Ian Wade, a retail industry veteran with an outstanding track record of success, as the Co-Chief Executive Officer. Concurrently, Nepstar announced the appointment of Mr. William Weili Dai as the new Chief Financial Officer.
Formally with AS Watson as the Group Managing Director for 25 years, Mr. Ian Wade managed one of the world’s largest and fastest growing global retail companies, with over 8,000 stores in 37 countries. During his tenure at AS Watson, he turned the Hong Kong based business, which then had 16 stores, into a highly profitable, international retail chain with extensive reach throughout Asia and Europe.
Mr. William Weili Dai brings to Nepstar over 15 years of experience in financial management and accounting. Prior to joining Nepstar, Mr. Dai was the chief financial officer of MicroPort Medical, a leading medical device company in China. Mr. Dai’s other work experience included China operations for three leading global companies, Mundipharma Pharmaceuticals, Boston Scientific and Case Corporation.

Yunnan Subsidiary
In January 2009, Nepstar’s board of directors approved the termination of a voting rights agreement which assigned 30% of the total voting rights of Yunnan JianZhiJia Chain Drugstore Co. Ltd. (“JZJ”) to Nepstar. As of December 31, 2008, JZJ had 355 drugstore outlets, all of which were located in Yunnan province in southwestern China. JZJ’s other shareholders have expressed an intention to pursue the listing of the portion of the equity interest they hold in JZJ on the Shenzhen Stock Exchange in three years through a holding company. The remaining 40% of equity ownership by China Nepstar in JZJ is not expected to be diluted after the listing of the holding company. As a result of the termination of the voting rights agreement, Nepstar will no longer consolidate JZJ’s financials, beginning in the first quarter of 2009, and the financial results of JZJ will be accounted for under the equity method.
The following pro forma financial information is presented to show the accounting impact of the termination of the voting rights agreement as if that had been taken place in the beginning of the relevant period.
Nepstar Income Statement for the year ended December 31, 2008
(in RMB 000s)

	Actual		Pro Forma	Pro Forma
	Financials	Margin	Financials	Margin
Revenues	2,396,642	—	2,013,648	—
Gross Profit	1,138,890	47.5%	1,021,957	50.8%
Income from Operations	141,376	5.9%	128,180	6.4%
Share of JZJ’s net income	—	—	4,440	—
Net Income	192,746	8.0%	192,746	9.6%
Business Outlook
Nepstar announced that it is discontinuing the issuance of guidance due to increased market volatility in the current economic environment. Mr. Simin Zhang, Chairman of Nepstar, stated, “We believe our continued focus on improving the quality of store services, enhancing operating efficiencies and controlling costs will keep Nepstar competitive in these challenging times. As we enter 2009, we expect to continue to generate positive cash-flow from operations and effectively leverage our strong balance sheet for future growth.”
“While overall economic growth in China is expected to slow down, the Chinese government’s economic stimulus package is quite timely,” added Mr. Zhang. “We believe the recently approved RMB850 billion healthcare reform plan will help increase healthcare spending in general. With the leadership of a strong management team, we are well-positioned to deliver the good value, convenience and service to our customers across China.”
Conference Call
Nepstar will host a conference call, to be simultaneously Webcast on Monday, March 16, 2009 at 8:00 a.m. Eastern Daylight Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049

(International) approximately five to ten minutes before the call start time. A live Webcast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn .
A replay of the call will be available starting on March 16, 2009, at 11:00 a.m. Eastern Daylight Time or March 16, 2009, 11:00 p.m. Beijing Time through April 16, 2009 at 11:59 p.m. Eastern Daylight Time or April 17, 2009 at 11:59 a.m. Beijing Time. An archived Webcast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn . Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 315219.
Exchange Rate
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.8225 on December 31, 2008 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008, or at any other certain date. The percentages stated are calculated based on RMB.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of December 31, 2008, the Company had 2,709 stores across 76 cities (including 355 stores of Yunnan subsidiary, which ceased to be the Company’s subsidiary in January 2009), one headquarters distribution center and 11 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com
# # #
Tables Follow

China Nepstar Chain Drugstore Ltd.
Unaudited Consolidated Statements of Operations
(amounts in thousands, except share and per-share data)

	Three-month period ended			Fiscal year ended
	Dec 31, 2007	Dec 31, 2008	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2008
	RMB	RMB	USD	RMB	RMB	USD
Revenue	524,096	655,777	96,120	1,954,683	2,396,642	351,285
Cost of goods sold	(270,040)	(356,810)	(52,299)	(1,092,011)	(1,257,752)	(184,354)

Gross profit	254,056	298,967	43,821	862,672	1,138,890	166,931
Sales, marketing and other operating expenses	(169,272)	(237,142)	(34,759)	(606,340)	(898,019)	(131,626)
General and administrative expenses	(23,397)	(23,399)	(3,430)	(75,514)	(99,495)	(14,583)

Income from operations	61,387	38,426	5,632	180,818	141,376	20,722
Interest Income	9,787	26,548	3,891	10,703	121,557	17,817
Interest expense	—	—	—	(151)	—	—
Dividend income from cost method investments	20	—	—	1,077	1,116	164
Other income	—	—	—	—	113	17

Income before income tax expense and minority interests	71,194	64,974	9,523	192,447	264,162	38,720
Income tax expense	(11,165)	(17,944)	(2,630)	(36,354)	(64,922)	(9,516)

Income before minority interests	60,029	47,030	6,893	156,093	199,240	29,204
Minority interests	(1,521)	(896)	(131)	(7,928)	(6,494)	(952)

Net income	58,508	46,134	6,762	148,165	192,746	28,252

Accretion to Series A redeemable convertible preferred shares redemption value	(2,159)	—	—	(15,135)	—	—
Net income attributable to ordinary shareholders	56,349	46,134	6,762	133,030	192,746	28,252

Earnings per ordinary share:
Basic	0.29	0.22	0.03	0.80	0.90	0.13
Diluted	0.29	0.22	0.03	0.80	0.88	0.13

China Nepstar Chain Drugstore Ltd.
Unaudited Consolidated Balance Sheets
(amounts in thousands, except share data)

	As of December 31,	As of December 31,	As of December 31,
	2007	2008	2008
	RMB	RMB	USD
ASSETS
Current assets
Cash and bank deposits	2,168,911	1,197,884	175,578
Held-to-maturity investment securities	600,000	641,000	93,954
Accounts receivable, net of allowance for doubtful accounts	54,753	88,136	12,918
Prepayments for purchase of merchandise paid to related parties	4,452	70,306	10,305
Amounts due from related parties	1,408	7,244	1,061
Prepaid expenses, deposits and other current assets	107,229	178,354	26,142
Inventories	285,307	373,689	54,773
Deferred income taxes	2,991	15,863	2,326

Total current assets	3,225,051	2,572,476	377,057
Bank deposits	—	200,000	29,315
Held-to -maturity investment securities	—	400,000	58,630
Property and equipment, net	172,171	240,396	35,236
Deposits for purchases of properties paid to related parties	2,125	2,100	308
Rental deposits	22,167	28,873	4,232
Equity Investments	12,638	12,638	1,852
Intangible assets, net	3,135	2,390	350
Goodwill	—	35,177	5,156
Deferred income taxes	1,254	4,723	692

TOTAL ASSETS	3,438,541	3,498,773	512,828

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	233,425	267,250	39,172
Amounts due to related parties	50,544	64,200	9,410
Accrued expenses and other payables	142,505	123,905	18,160
Income tax payable	37,958	35,344	5,181

Total current liabilities	464,432	490,699	71,923

Other liabilities	—	14,992	2,197
Deferred income taxes	—	10,443	1,531

Total liabilities	464,432	516,134	75,651

	As of December 31,	As of December 31,	As of December 31,
	2007	2008	2008
	RMB	RMB	USD
Minority interests	18,964	23,165	3,395

Shareholders’ equity
Share capital — ordinary shares USD 0.0001 par value: 360,000,000 shares authorized; 213,077,944 shares issued and outstanding as of December 31, 2007; 360,000,000 shares authorized; 208,293,136 shares issued and outstanding as of December 31, 2008	168	165	24
Additional paid-in capital	2,921,521	2,823,668	413,876
Accumulated other comprehensive loss	(37,957)	(38,009)	(5,571)
Retained earnings	71,413	173,650	25,453

Total shareholders’ equity	2,955,145	2,959,474	433,782

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	3,438,541	3,498,773	512,828

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(amounts in thousands)

	Three months period ended			Fiscal year ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2007	2008	2008	2007	2008	2008
	RMB	RMB	USD	RMB	RMB	USD
Cash flow provided by operating activities	63,258	46,027	6,746	171,057	66,269	9,713
Cash flow (used in) /provided by investing activities	(626,424)	(959,832)	(140,686)	(666,284)	(1,671,009)	(244,926)
Cash flow provided by/(used in) financing activities	2,633,658	(79,267)	(11,618)	2,618,831	(206,955)	(30,334)